February 28, 2005

Mail Stop 0510

By U.S. Mail and facsimile to (202) 393-5760

Mr. Yongjian Wang
Sinopec Beijing Yanhua Petrochemical Limited
No. 1 Beice, Yingfeng Erli
Yanshan, Fangshan District, Beijing 102500
PRC

Re:	Sinopec Beijing Yanhua Petrochemical Limited
	Schedule 13e-3/A filed February 25, 2005
	File No. 005-79649


Dear Mr. Wang:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 13E-3

General
1. Please Edgarize your response letter.

Shareholder Circular
2. We note your response to our prior comment 2. Item 1001 of Regulation M-A requires that the summary term sheet be presented in bullet point format with the most material terms of the proposed transaction. Please revise to comply with this requirement. Your Q&A section is not required under Regulation M-A.

3. Prior comment 6. We note your arguments about why CPC and Sinopec
International are not engaged in this going private transaction. With respect to CPC, you state that the company played no role in initiating, structuring or negotiating the merger. However, please confirm in your response letter that this transaction did not require the approval of CPC (and even if not, indicate whether such approval was obtained). We may have further comments.

Selected Historical Financial Data, page 19

4. Prior Comment 10. We note your response and that you have incorporated by reference the audited financial statements of Beijing
Yanhua for the years ended December 31, 2002 and 2003 contained in Beijing Yanhua for the years ended December 31, 2002 and 2003 contained in Beijing Yanhua`s annual report on form 20-F for the fiscal year ended December 31, 2003 filed with the SEC. Further, you have provided summarized historical financial data for Beijing
Yanhua
for each of the three years ended December 31, 2003. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A.  See Instruction 1 to
Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone
Interpretations (July 2001).   Please revise to include the
summary
financial statements in the circular filed in connection with this going private transaction. As previously issued, we believe that you should revise this section to include the entirety of the disclosure requirements of Item 1010 of Regulation M-A, including, but not limited to income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle as required by Section 210.1-02(bb)(1)(ii) of Regulation S-
X; and net income per common share from continuing operations (basic and diluted, if applicable) and book value per share as of the date of the most recent balance sheet, as required by Items 1010(c)(3) and
(5), respectively.

Ratio of Earnings to Fixed Charges, page 20
5. We note your response to our prior comment 11.  Please review
Q&A
9 in Section I.H of the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations (July 2001). We reissue our comment.

Special Factors Regarding the Merger, page 21
Background of the Merger

6. We note, in your response to prior comment 23, your statement that your independent financial advisor conducted a discounted cash flow analysis based on projections prepared by and furnished to the advisor by the company`s management. You further state that your financial advisor concluded that the transaction was fair and reasonable from a financial point of view as of such date without relying on the discounted cash flow analysis. We note, however, the inclusion of the discounted cash flow analysis as a consideration under your section entitled Opinion of Independent Financial Advisor on page 41 of your circular. In this section, you state that the advisor compared the merger consideration with the implied valuation using the discounted cash flow methodology and that the merger consideration falls within the discounted cash flow analysis result range. We continue to believe that you should disclose these projections and describe the material assumptions underlying them in light of the discounted cash flow analysis. We believe that the same disclosure of projections provided to Lehman Brothers should be added to your circular. The disclosure of such projections conforms to Rule 13e-3 and Schedule 13E-3. We note your response that Hong Kong auditing guidelines do not allow accountants to examine and report on profit forecasts extending beyond one year after the date of the latest audited financial statements. Further, we note your conclusion that this guideline combined with the requirement of Rule
10 of the HK Code that any "profit forecast" used in a shareholders` circular would be required to be examined and reported on by auditors and must also be reported on by any financial adviser named in the document, would preclude you from including the projections and material assumptions.

We further believe that you should disclose the facts and circumstances surrounding the independent financial advisor`s decision not to include the DCF analysis in its presentation to the independent board committee on December 28, 2004.

7. Prior Comment 24. We note your supplemental response to prior comment 24, but believe that you should disclose the sequence of events in your filing. In addition, please clarify that the independent board committee decided to approve the merger at the same
December 29, 2004 meeting that the entire board unanimously approved the merger.

8. Prior Comment 25. Please disclose the facts and circumstances surrounding your independent financial advisor`s January 9, 2005 presentation of the DCF analysis to the independent board committee and its opinion that the proposed merger consideration was within the value per share resulting from the DCF analysis and on that basis, the merger consideration was fair and reasonable from a financial point of view.

9. Prior comment 27. Your response letter and revised disclosure on page 23 indicates that Bear Sterns Asia Limited was engaged by Beijing Yanhua as its financial advisor. Some of the services provided by Bear Sterns Asia Limited in this capacity include "advising and assisting the Beijing Yanhua board in reviewing the financial projection, valuation and reports prepared by the Independent Financial Advisor." Although you assert that Bear Sterns
Asia Limited "did not provide any opinion relating to the fairness of the merger," Item 1015 of Regulation M-A is not limited to reports prepared only for that purpose. Rather, that Item calls for disclosure about any report, opinion or appraisal, whether oral or written, received from an outside party and materially related to the going private transaction. It appears from your response to comment
27 and the new disclosure you have added in the Shareholders that the information provided by Bear Sterns Asia Limited fits within the purview of Item 1015 of Regulation M-A and should be summarized in considerable detail in the disclosure document.

10. Prior Comment 31. We note your supplemental response to prior comment 31, but believe that you should amend your disclosure document to include your response. Your revised disclosure should include the discussion of the factors Sinopec and Feitian considered in determining fairness to explain the extent, if any, to which the fairness determination was based on the factors listed in Instruction
2 to Item 1014 of Regulation M-A, including net book value, going concern value, and historical purchase prices, or indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. As requested in prior comment 31, please disclose if any of the valuation methodologies in Instruction 2 would have or did yield a higher per share than what you are paying shareholders in this transaction.

11. Prior Comment 33. Disclose whether each filing person believes that the transaction is procedurally fair to unaffiliated stockholders given the absence of the procedural safeguard described in Item 1014(d) of Regulation M-A. Please note that Item 1014(d) requires that you state whether or not a majority of directors who are not employees of the subject company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. It appears that no unaffiliated representative has been retained. If this is true, you should state as much.

12. Prior Comments 37 and 38. Please see our response to prior comment 23. We believe that the disclosure of these projections and the material assumptions underlying them is a material part of the disclosure requirements under Rule 13e-3 and Schedule 13E-3.

*	*	*

Closing Comments

      Please respond to these comments by filing an amendment to your
filing and providing the supplemental information requested.
Please
provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.
      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.
      You may contact Dale Welcome, Staff Accountant, at (202)
942-
2871 or in his absence Anne McConnell, at (202) 942-1795 Senior
Staff
Accountant, if you have questions regarding comments on the
financial
statements and related matters. Please contact Lesli Sheppard, Senior Staff Attorney, or in her absence Celeste M. Murphy, in the Office of Mergers and Acquisitions, at (202) 942-2903, or me at
(202)
942-2864 with any other questions.



      			Sincerely,



      			Jennifer Hardy
						Legal Branch Chief


cc:	Jay Wasserman
	Skadden, Arps, Slate, Meagher & Flom LLP
	1440 New York Avenue, N.W.
      Washington, DC 20005

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Mr. Yongjian Wang
February 28, 2005
Page 5 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE